UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 333-08704

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

ICON plc
This report on Form 6-K is hereby incorporated by reference into the registration statements of ICON plc on Form S-8 (Registration Nos. 333-152802, 333-204153, 333-231527, 333-254891, 333-257578 and 333-282826) and on Form F-3 (Registration No. 333-278943), and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON plc”, “ICON”, "ICON Group", the “Company” and “we”, "our" or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON is a contract research organization (“CRO”), providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At September 30, 2026 we had approximately 40,250 employees in 98 locations in 55 countries. During the nine months ended September 30, 2026 we derived 27.6%, 60.3% and 12.1% of our revenue in the United States, Europe and Rest of World respectively (during the nine months ended September 30, 2025: 30.9%, 58.2% and 10.9% respectively).

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Capitalized terms used and not defined in this section have the meanings given in Note 10 Bank credit lines, loan facilities and notes to the condensed consolidated financial statements included herein.

Bridge Secured Credit Facility

On July 15, 2026, the Company drew down on its Bridge Secured Credit Facility in full and used the proceeds of $500.0 million to repay in full the $500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Company in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility was repaid in full on August 17, 2026.

August 2026 Issued Notes

On August 13, 2026, ICON Investments Six Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of ICON plc, sold and issued $2.15 billion of senior unsecured notes (collectively, the “August 2026 Issued Notes”), consisting of $500.0 million aggregate principal amount of 5.064% Notes due 2029, $1.0 billion aggregate principal amount of 5.421% Notes due 2031 and $650.0 million aggregate principal amount of 5.995% Notes due 2036. Interest on the August 2026 Issued Notes is payable on February 13 and August 13 of each year, commencing on February 13, 2027. The August 2026 Issued Notes are guaranteed on a senior unsecured basis by ICON plc.

The Company paid an underwriting fee of $7.7 million in connection with the August 2026 Issued Notes.

The Company applied the net proceeds from the issuance to, (i) on August 13, 2026, repay all the outstanding Senior Secured Term Loan of $900.0 million, (ii) on August 14, 2026, redeem, in full, the outstanding May 2027 Notes of $750.0 million, and (iii) on August 17, 2026, repay all outstanding borrowings under the Bridge Secured Credit Facility of $500.0 million.

Upon repayment of the Bridge Secured Credit Facility and the Senior Secured Term Loan, the collateral securing the ICON group’s Revolving Credit Facility, the May 2029 Notes and the May 2034 Notes were automatically released, and the subsidiary guarantees under the May 2029 Notes and the May 2034 Notes were automatically released. Recorded within interest expense in the Condensed Consolidated Statements of Operations is a $12.2 million loss on extinguishment of debt, which includes an early repayment fee of $7.8 million on the May 2027 Notes.

Share repurchase program

During the three months ended September 30, 2026, 2,359,703 shares were redeemed by the Company under the share buyback program for a total consideration of $400.0 million. On October 20, 2026, the Board of Directors of the Company ("Board") approved an increase in the share buyback authorization, bringing the total amount available for repurchases under the program up to $750.0 million. As of October 27, 2026, the Company has remaining authorization to repurchase up to $750.0 million of ordinary shares under the share repurchase program.

All ordinary shares redeemed under the repurchase program were canceled in accordance with the constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

Extension of Option Plans

On October 20, 2026, the Board approved amendments to the ICON Employee Share Option Plan 2008 and the ICON Consultants Share Option Plan 2008 (together, the "2008 Option Plans"). The amendments extend the period during which awards may be granted under the 2008 Option Plans for an additional ten years. As a result of the amendments, no options may be granted under the 2008 Option Plans after 14 February 2037, rather than 14 February 2027. The amendments do not increase the number of ordinary shares reserved for issuance under the 2008 Option Plans and do not affect the terms of any outstanding awards.

Foreign exchange translation

The Company prepares its financial statements in United States ("U.S.") dollars while the local results of a certain number of our subsidiaries are prepared in currencies other than the U.S. dollar, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the U.S. dollar. Finally, the Company is exposed to a wide variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where global operations are based. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies can impact the Company’s financial results.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025

	(Unaudited)	(Audited)
	September 30, 2026	December 31, 2025
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$808,984	$647,295
Accounts receivable, net of allowance for credit losses	1,510,045	1,474,898
Unbilled revenue	1,023,170	1,096,592
Other receivables	100,669	116,750
Prepayments and other current assets	116,521	105,316
Income taxes receivable	81,990	60,824
Total current assets	$3,641,379	$3,501,675

Non-current assets:
Property, plant and equipment, net	375,265	395,724
Goodwill	8,721,911	8,731,689
Intangible assets, net	3,100,266	3,247,118
Operating right-of-use assets	103,064	128,948
Other receivables	73,658	75,707
Deferred tax asset	105,538	106,871
Investments in equity	121,251	82,050
Total Assets	$16,242,332	$16,269,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$86,003	$192,117
Unearned revenue	1,727,355	1,550,471
Other liabilities	936,745	904,826
Income taxes payable	18,553	18,999
Current bank credit lines, loan facilities and notes	—	529,762
Total current liabilities	$2,768,656	$3,196,175

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,379,107	2,872,616
Lease liabilities	97,144	117,122
Non-current other liabilities	79,362	72,807
Non-current income taxes payable	109,800	103,251
Deferred tax liability	680,944	714,427
Commitments and contingencies	—	—
Total Liabilities	$7,115,013	$7,076,398

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
74,916,724 shares issued and outstanding at September 30, 2026 and
76,567,325 shares issued and outstanding at December 31, 2025	6,189	6,305
Additional paid‑in capital	7,208,291	7,131,956
Other undenominated capital	1,771	1,606
Accumulated other comprehensive loss	(110,352)	(68,534)
Retained earnings	2,021,420	2,122,051
Total Shareholders' Equity	$9,127,319	$9,193,384
Total Liabilities and Shareholders' Equity	$16,242,332	$16,269,782

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands except share and per share data)

Revenue	$2,024,757	$2,084,415	$6,122,242	$6,138,823

Costs and expenses:
Direct costs	1,532,925	1,538,951	4,673,190	4,443,967
Selling, general and administrative	196,850	197,049	591,766	600,439
Depreciation and amortization of intangible assets	94,422	99,030	275,520	292,706
Transaction and integration related	233	7,020	5,949	19,141
Restructuring	1,486	—	32,466	82,296
Loss on disposal of subsidiary undertaking	—	—	32,947	—
Goodwill impairment	—	364,248	—	364,248
Impairment of non-financial assets	—	101,027	—	101,027
Total costs and expenses	1,825,916	2,307,325	5,611,838	5,903,824

Income / (loss) from operations	198,841	(222,910)	510,404	234,999
Interest income	5,612	1,761	10,588	5,617
Interest expense	(66,175)	(50,243)	(162,959)	(148,003)

Income / (loss) before income tax expense	138,278	(271,392)	358,033	92,613
Income tax expense	(32,446)	(12,791)	(74,868)	(12,468)

Income / (loss) before share of net gains from equity method investments	105,832	(284,183)	283,165	80,145
Share of net gains from equity method investments	16,298	—	16,298	—
Net income / (loss)	$122,130	$(284,183)	$299,463	$80,145

Net income / (loss) per Ordinary Share:

Basic	$1.59	$(3.67)	$3.90	$1.01
Diluted	$1.58	$(3.67)	$3.87	$1.01

Weighted average number of ordinary shares outstanding:

Basic	76,932,640	77,373,534	76,785,939	79,057,239
Diluted	77,404,061	77,373,534	77,345,757	79,518,086

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Net income / (loss)	$122,130	$(284,183)	$299,463	$80,145
Other comprehensive income, net of tax:
Currency translation adjustment	293	(18,181)	(40,993)	145,405
Net change in cash flow hedges	(825)	—	(825)	(2,420)
Total comprehensive income / (loss)	$121,598	$(302,364)	$257,645	$223,130

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2025	76,567,325	$6,305	$7,131,956	$1,606	$(68,534)	$2,122,051	$9,193,384
Comprehensive income (net of tax):
Net income	—	—	—	—	—	104,751	104,751
Currency translation adjustment	—	—	—	—	(26,495)	—	(26,495)
Total Comprehensive Income							78,256
Exercise of share options	10,174	1	1,085	—	—	—	1,086
Issue of restricted share units	24,039	1	—	—	—	—	1
Share-based compensation expense	—	—	27,574	—	—	—	27,574
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at March 31, 2026	76,601,538	$6,307	$7,160,610	$1,606	$(95,029)	$2,226,802	$9,300,296
Comprehensive income (net of tax):
Net income	—	—	—	—	—	72,582	72,582
Currency translation adjustment	—	—	—	—	(14,791)	—	(14,791)
Total Comprehensive Income							57,791
Exercise of share options	12,519	1	1,584	—	—	—	1,585
Issue of restricted share units	540,152	38	—	—	—	—	38
Share-based compensation expense	—	—	18,456	—	—	—	18,456
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at June 30, 2026	77,154,209	$6,346	$7,180,646	$1,606	$(109,820)	$2,299,384	$9,378,162
Comprehensive income (net of tax):
Net income	—	—	—	—	—	122,130	122,130
Currency translation adjustment	—	—	—	—	293	—	293
Net change in cash flow hedge	—	—	—	—	(825)	—	(825)
Total Comprehensive Income							121,598
Exercise of share options	84,252	5	10,362	—	—	—	10,367
Issue of restricted share units	37,966	3	—	—	—	—	3
Share-based compensation expense	—	—	17,289	—	—	—	17,289
Share issuance costs	—	—	(6)	—	—	—	(6)
Repurchase of ordinary shares	(2,359,703)	(165)	—	165	—	(400,000)	(400,000)
Share repurchase costs	—	—	—	—	—	(94)	(94)
Balance at September 30, 2026	74,916,724	$6,189	$7,208,291	$1,771	$(110,352)	$2,021,420	$9,127,319

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2024	80,756,860	$6,586	$7,020,231	$1,304	$(229,929)	$2,643,162	$9,441,354
Comprehensive income (net of tax):
Net income	—	—	—	—	—	160,812	160,812
Currency translation adjustment	—	—	—	—	59,158	—	59,158
Movement on cash flow hedge	—	—	—	—	(2,420)	—	(2,420)
Total Comprehensive Income							217,550
Exercise of share options	40,883	3	4,759	—	—	—	4,762
Issue of restricted share units / performance share units	27,046	1	—	—	—	—	1
Share-based compensation expense	—	—	12,359	—	—	—	12,359
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,360,537)	(85)	—	85	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at March 31, 2025	79,464,252	$6,505	$7,037,344	$1,389	$(173,191)	$2,553,824	$9,425,871
Comprehensive income (net of tax):
Net income	—	—	—	—	—	203,516	203,516
Currency translation adjustment	—	—	—	—	104,428	—	104,428
Total Comprehensive Income							307,944
Exercise of share options	17,901	1	1,733	—	—	—	1,734
Issue of restricted share units	7,158	1	—	—	—	—	1
Share-based compensation expense	—	—	15,251	—	—	—	15,251
Share issuance costs	—	—	(4)	—	—	—	(4)
Repurchase of ordinary shares	(1,717,181)	(117)	—	117	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at June 30, 2025	77,772,130	$6,390	$7,054,324	$1,506	$(68,763)	$2,507,190	$9,500,647
Comprehensive loss (net of tax):
Net loss	—	—	—	—	—	(284,183)	(284,183)
Currency translation adjustment	—	—	—	—	(18,181)	—	(18,181)
Total Comprehensive Loss							(302,364)
Exercise of share options	7,110	—	821	—	—	—	821
Issue of restricted share units	7,304	—	—	—	—	—	—
Share-based compensation expense	—	—	44,919	—	—	—	44,919
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,426,612)	(100)	—	100	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at September 30, 2025	76,359,932	$6,290	$7,100,059	$1,606	$(86,944)	$1,972,857	$8,993,868
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025
(UNAUDITED)

	Nine Months Ended
	September 30, 2026	September 30, 2025
	(in thousands)
Cash flows provided by operating activities:
Net income	$299,463	$80,145

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	275,520	292,706
Goodwill impairment	—	364,248
Impairment of non-financial assets	—	101,027
Impairment of operating right-of-use assets and related property, plant and equipment	—	5,573
Reduction in carrying value of operating right-of-use assets	34,596	29,473
Share of net gains from equity method investments	(16,298)	—
Loss on disposal of subsidiary undertaking	32,947	—
Amortization of financing costs	8,108	4,470
Loss on extinguishment of debt	12,233	—
Share-based compensation expense	63,319	72,529
Deferred tax benefit	(32,986)	(114,257)
Unrealized foreign exchange movements	(24,963)	24,661
Other non-cash items	4,195	20,561
Changes in operating assets and liabilities:
Accounts receivable	(99,754)	(8,212)
Unbilled revenue	64,474	(157,162)
Unearned revenue	235,605	64,542
Other net assets	(63,045)	21,739
Net cash provided by operating activities	793,414	802,043
Cash flows used in investing activities:
Purchase of property, plant and equipment	(111,183)	(114,885)
Purchase of subsidiary undertakings (net of cash acquired)	—	(2,537)
Cash outflow on disposal of subsidiary undertaking (including cash sold)	(57,142)	—
Proceeds from investments in equity	2,908	2,114
Purchase of investments in equity	(32,939)	(16,286)
Net cash used in investing activities	(198,356)	(131,594)
Cash flows used in financing activities:
Debt issuance costs	(16,679)	—
Early repayment fee	(7,841)	—
Drawdown of credit lines and loan facilities	2,650,000	50,000
Repayment of credit lines and loan facilities	(2,666,688)	(72,321)
Proceeds from shares issued under equity compensation plans	13,080	7,319
Share issuance costs	(15)	(14)
Repurchase of ordinary shares	(400,000)	(750,000)
Share repurchase costs	(94)	(450)
Net cash used in financing activities	(428,237)	(765,466)
Effect of exchange rate movements on cash	(5,132)	25,120
Net increase / (decrease) in cash and cash equivalents	161,689	(69,897)
Cash and cash equivalents at beginning of period	647,295	538,785
Cash and cash equivalents at end of period	$808,984	$468,888
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2026
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Annual Report on Form 20-F for the year ended December 31, 2025 (see Note 2 Summary of significant accounting policies). Operating results for the nine months ended September 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2026.

2. Summary of significant accounting policies

Revenue recognition

The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is no significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time. It represents the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) and is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through / reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

Laboratory services revenue

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services is transferred to the customer. Revenue for laboratory services is measured as the amount of consideration expected to be received in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Commissions

Incremental costs of obtaining a contract are recognized as an asset on the Condensed Consolidated Balance Sheets in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

Intangible Assets

Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	8 - 23 years
Order backlog	3 - 5 years
Technology assets	5 years

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Investments in equity

The Company accounts for its interests in equity securities having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values.

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence. The Company records its pro rata share of the earnings/losses of these investments in share of gains / (losses) from equity method investments in the Condensed Consolidated Statements of Operations. The Company reviews equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

The Company determined that its interests in certain funds meet the definition of equity securities without readily determinable fair values and qualify for the Net Asset Value (“NAV”) practical expedient in ASC Topic 820, Fair Value Measurement (“ASC 820”). Any increases or decreases in NAV are recognized in earnings in the period.

Other Investments in equity are measured at cost, less impairment.

These investments are classified as investments in equity on the Condensed Consolidated Balance Sheets.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheets. The Company accounts for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and has therefore not provided for deferred taxes in respect of this item.

Disposal of subsidiary undertaking

Where there is a loss of control over a subsidiary, the Company de-consolidates the entity as of the date the Company ceases to have a controlling financial interest. The Company accounts for the de-consolidation of a subsidiary by recognizing a gain or loss in the Condensed Consolidated Statements of Operations, measured as the difference between the aggregate of the fair value of the consideration received and the carrying amount of the former subsidiary’s assets and liabilities.

3. Revenue

Revenue disaggregated by customer concentration is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Clients 1-5	$480,214	$501,343	$1,483,064	$1,499,847
Clients 6-10	306,817	308,045	927,675	890,203
Clients 11-25	490,378	541,879	1,466,245	1,546,626
Other	747,348	733,148	2,245,258	2,202,147
Total	$2,024,757	$2,084,415	$6,122,242	$6,138,823

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective periods. Clients presented in each period are specific to the period referenced.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	September 30, 2026	December 31, 2025
	(in thousands)
Accounts receivable (Billed services)	$1,550,525	$1,517,217
Allowance for credit losses	(40,480)	(42,319)
Accounts receivable net	1,510,045	1,474,898
Unbilled revenue (Unbilled services)	1,023,170	1,096,592
Accounts receivable and unbilled revenue, net	$2,533,215	$2,571,490

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

	September 30, 2026	December 31, 2025	$ Change	% Change
	(in thousands, except percentages)
Unbilled revenue (Unbilled services)	$1,023,170	$1,096,592	$(73,422)	(6.7)%
Unearned revenue (Payments on account)	(1,727,355)	(1,550,471)	(176,884)	11.4%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivable when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at September 30, 2026 decreased by $73.4 million compared to December 31, 2025. Unearned revenue increased by $176.9 million compared to December 31, 2025. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions on the delivery of units/milestones including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of September 30, 2026, approximately $16.4 billion (December 31, 2025: $14.9 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 47% of the unsatisfied performance obligations over the next 12 months (December 31, 2025: 48%), with the remainder expected to be recognized thereafter over the duration of the customer contracts. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

5. Goodwill
The change in the carrying amount of goodwill between December 31, 2025 and September 30, 2026 is as follows:

	Nine Months Ended	Year Ended
	September 30, 2026	December 31, 2025
	(in thousands)
Opening balance	$8,731,689	$9,051,410
Prior period acquisition	—	5,109
Impairment	—	(364,248)
Foreign exchange movement	(9,778)	39,418
Closing balance	$8,721,911	$8,731,689
There were no impairment charges during the nine months ended September 30, 2026 (during the year ended December 31, 2025: $364.2 million related to the Company's former Data Solutions reporting unit). The Data Solutions reporting unit comprised of Symphony, was disposed of on May 8, 2026. Refer to Note 17 Disposal of subsidiary undertaking for details on the disposal.

6. Intangible assets

The carrying amount of intangible assets as of September 30, 2026 and December 31, 2025 is as follows:

	September 30, 2026	December 31, 2025
	(in thousands)
Cost
Customer relationships	$4,114,252	$4,134,478
Order backlog	544,514	546,054
Trade names & brands	189,686	204,721
Patient database	2,463	170,511
Technology assets	116,466	151,754
Total cost	4,967,381	5,207,518
Accumulated amortization	(1,867,115)	(1,873,663)
Impairment	—	(86,737)
Net book value	$3,100,266	$3,247,118

In the three months ended September 30, 2026, the amortization expense recognized by the Company was $46.2 million (three months ended September 30, 2025: $58.7 million).

In the nine months ended September 30, 2026, the amortization expense recognized by the Company was $146.6 million (nine months ended September 30, 2025: $176.7 million and year ended December 31, 2025: $227.2 million).
There were no additions to intangible assets during the nine months ended September 30, 2026.

7. Fair value measurements

The Company does not have any assets or liabilities that are regularly measured at fair value. The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

Non-recurring fair value measurements

Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet and are not re-measured to fair value on a recurring basis. These assets include investments in equity (see Note 2 Summary of significant accounting policies), finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of September 30, 2026, assets carried on the Condensed Consolidated Balance Sheet which are not re-measured to fair value on a recurring basis totaled $11,943.5 million (December 31, 2025: $12,060.9 million). These assets are comprised of goodwill of $8,721.9 million (December 31, 2025: $8,731.7 million), intangible assets of $3,100.3 million (December 31, 2025: $3,247.1 million) and investments in equity of $121.3 million (December 31, 2025: $82.1 million).

The estimated fair value of the Company’s debt was $3,328.1 million at September 30, 2026 (December 31, 2025: $3,500.1 million). The fair value of the Company's debt was determined based on rates at which the debt instruments are traded among financial institutions.

8. Restructuring

In the nine months ended September 30, 2026, restructuring and related costs of $49.1 million were recorded in the Condensed Consolidated Statements of Operations consisting of (1) a workforce reduction costs of $32.5 million included in restructuring with, (2) a further $9.2 million of accelerated amortization of right-of-use assets and related contract costs to optimize the Company's office footprint which is recorded within selling, general and administrative expenses in addition to related accelerated depreciation of $7.4 million recorded within depreciation and amortization of intangible assets.

In the nine months ended September 30, 2025 a $82.3 million restructuring charge was recorded, which reflected a workforce reduction of $75.6 million and an office consolidation program to optimize the Company's office footprint of $6.7 million, being the impairment of operating right-off-use assets and related property plant and equipment of $5.6 million and onerous contract costs of $1.1 million.

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Restructuring	$1,486	$—	$32,466	$82,296
Restructuring related costs*	$16,650	$—	$16,650	$—
Total restructuring and related costs	$18,136	$—	$49,116	$82,296
*The costs for the three months ended and nine months ended September 30, 2026 include an $8.2 million charge relating to accelerated amortization of operating right-of-use assets and a $1.0 million charge on related contract costs recorded within selling, general and administrative expenses, in addition to an accelerated depreciation charge on related property plant and equipment of $7.4 million which was recorded within depreciation and amortization of intangible assets in Condensed Consolidated Statements of Operations.

At September 30, 2026, a total liability of $13.8 million (December 31, 2025: $12.5 million) was recorded on the Condensed Consolidated Balance Sheets relating to restructuring activities.

	Nine Months Ended	Year Ended
	September 30, 2026	December 31, 2025
	(in thousands)
Opening provision	$12,525	$31,474
Charge during the period, net **	33,458	75,386
Utilization	(32,232)	(94,335)
Closing provision	$13,751	$12,525
**The charge, net for the nine months ended September 30, 2026 reflects the workforce reduction of $32.5 million (December 31, 2025: $74.6 million) and restructuring related contract costs of $1.0 million (December 31, 2025: $0.8 million).

The closing provision as of September 30, 2026 of $13.8 million (December 31, 2025: $12.5 million) reflects:

(1) $11.0 million (December 31, 2025: $9.1 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as current within Other Liabilities, and

(2) $2.8 million (December 31, 2025: $3.4 million) of facilities related liabilities of which $0.9 million (December 31, 2025: $1.3 million) is included within Other Liabilities and $1.9 million (December 31, 2025: $2.1 million) is included within Non-Current Other Liabilities.

9. Operating leases
Lease costs recorded under operating leases for three and nine months ended September 30, 2026 and September 30, 2025 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Operating lease costs	$18,442	$12,378	$39,856	$35,046
Income from sub-leases	(412)	(905)	(1,297)	(2,524)
Net operating lease costs	$18,030	$11,473	$38,559	$32,522

Of the total cost of $18.0 million (which includes an accelerated amortization charge of $8.2 million (September 30, 2025: $nil)) incurred in the three months ended September 30, 2026 (September 30, 2025: $11.5 million), $15.7 million (September 30, 2025: $9.8 million) is recorded within selling, general and administration costs and $2.3 million (September 30, 2025: $1.7 million) is recorded within direct costs.

Of the total cost of $38.6 million (which includes an accelerated amortization charge of $8.2 million (September 30, 2025: $nil)) incurred in the nine months ended September 30, 2026 (September 30, 2025: $32.5 million), $33.3 million (September 30, 2025: $27.9 million) is recorded within selling, general and administration costs and $5.3 million (September 30, 2025: $4.6 million) is recorded within direct costs.

During the three and nine months ended September 30, 2026 and September 30, 2025, costs incurred by the Group related to variable lease payments were de minimis.

Right-of-use assets obtained, in exchange for lease obligations during the three months ended September 30, 2026, totaled $5.7 million (September 30, 2025: $4.1 million). Right-of-use assets obtained, in exchange for lease obligations during the nine months ended September 30, 2026, totaled $12.6 million (September 30, 2025: $13.9 million).

The weighted average remaining lease term and weighted-average discount rate at September 30, 2026 were 5.53 years and 3.79%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2025 were 5.96 years and 4.04%, respectively.

Future minimum lease payments under non-cancelable leases as of September 30, 2026 were as follows:

(in thousands)
Year 1	$37,144
Year 2	32,514
Year 3	23,972
Year 4	14,518
Year 5	8,444
Thereafter	26,808
Total future minimum lease payments	143,400
Lease imputed interest	(13,361)
Total	$130,039

Operating lease liabilities are presented as current and non-current. As at September 30, 2026, operating lease liabilities of $32.9 million have been included in other liabilities (December 31, 2025: $36.3 million) and $97.1 million have been classified as non-current lease liabilities (December 31, 2025: $117.1 million).

10. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of September 30, 2026 and December 31, 2025:

	Principal amount as of
	September 30, 2026	December 31, 2025
	(in thousands)
Senior Term Loans 5.672% due July 2028	$—	$916,688
Senior Notes 2.875% due July 2026 (the "2026 Notes")	—	500,000
Senior Notes 5.809% due May 2027 (1) (the "May 2027 Notes")	—	750,000
Senior Notes 5.849% due May 2029 (1) (the "May 2029 Notes")	750,000	750,000
Senior Notes 5.064% due August 2029 (2) (the "August 2029 Notes")	500,000	—
Senior Notes 5.421% due August 2031 (2) (the "August 2031 Notes")	1,000,000	—
Senior Notes 6.000% due May 2034 (1) (the "May 2034 Notes")	500,000	500,000
Senior Notes 5.995% due August 2036 (2) (the "August 2036 Notes")	650,000	—

Total debt	3,400,000	3,416,688
Less current portion of debt	—	(529,762)
Total long-term debt	3,400,000	2,886,926
Less debt issuance costs and debt discount	(20,893)	(14,310)
Total long-term debt, net	$3,379,107	$2,872,616
(1) issued May 8, 2024; (2) issued August 13, 2026.

The Company incurred interest costs from various financing arrangements during three and nine months ended September 30, 2026 and September 30, 2025 as set out in the table below. These costs have been charged to the interest expense line of the Condensed Consolidated Statements of Operations.

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Interest expense on drawn facilities	$48,137	$47,931	$140,139	$140,992
Amortization of financing costs	5,059	1,499	8,108	4,470
Loss on Extinguishment of Debt	12,233	—	12,233	—
Other financing costs*	746	813	2,479	2,541
Total financing costs	$66,175	$50,243	$162,959	$148,003
*Includes costs associated with the revolving loan facility and costs associated with the waivers to debt agreements.

During the three months ended, September 30, 2026 the Company expensed $17.3 million (three months ended September 30, 2025: $1.5 million) of transaction related financing costs, inclusive of the amortization of financing fees which were previously capitalized and costs associated with the waivers to debt agreements.

During the nine months ended, September 30, 2026 the Company expensed $21.0 million (nine months ended September 30, 2025: $4.5 million) of transaction related financing costs, inclusive of the amortization of financing fees which were previously capitalized and costs associated with the waivers to debt agreements.

As of September 30, 2026, the contractual maturities of the Company's debt obligations were as follows:

Contractual maturities of debt	(in thousands)
2026 (remaining)	$—
2027	—
2028	—
2029	1,250,000
2030 and thereafter	2,150,000
Total	$3,400,000

The Company's primary financing arrangements as of September 30, 2026 are its August 2026 Issued Notes (defined later in this note), May 2024 Issued Notes (defined later in this note) and its Revolving Credit Facility (defined later in this note).

August 2026 Issued Notes

On August 13, 2026, ICON Investments Six Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of ICON plc, sold and issued $2.15 billion of senior unsecured notes (collectively, the “August 2026 Issued Notes”), consisting of $500.0 million aggregate principal amount of 5.064% Notes due 2029, $1.0 billion aggregate principal amount of 5.421% Notes due 2031 and $650.0 million aggregate principal amount of 5.995% Notes due 2036. Interest on the August 2026 Issued Notes is payable on February 13 and August 13 of each year, commencing on February 13, 2027. The August 2026 Issued Notes are guaranteed on a senior unsecured basis by ICON plc.

The Company paid an underwriting fee of $7.7 million in connection with the August 2026 Issued Notes.

The Company applied the net proceeds from the issuance to, (i) on August 13, 2026, repay all the outstanding Senior Secured Term Loan (defined later in this note) of $900.0 million, (ii) on August 14, 2026, redeem, in full, the outstanding May 2027 Notes (defined later in this note) of $750.0 million, and (iii) on August 17, 2026, repay all outstanding borrowings under the Bridge Secured Credit Facility (defined later in this note) of $500.0 million.

Upon repayment of the Bridge Secured Credit Facility and the Senior Secured Term Loan, the collateral securing the ICON group’s Revolving Credit Facility (defined later in this note), the May 2029 Notes and the May 2034 Notes were automatically released, and the subsidiary guarantees under the May 2029 Notes and the May 2034 Notes were automatically released. Recorded within interest expense in the Condensed Consolidated Statements of Operations is a $12.2 million loss on extinguishment of debt, which includes an early repayment fee of $7.8 million on the May 2027 Notes.

Concurrent with the offering, the Issuer, ICON and the initial purchasers entered into the registration rights agreement, (the "Registration Rights Agreement") under which ICON agreed to use commercially reasonable efforts to register the August 2026 Issued Notes on or prior to November 11, 2027. If the exchange offer is not completed within the required period, or if certain other registration requirements are not satisfied within the periods specified in the Registration Rights Agreement, the interest rate on the August 2026 Issued Notes would increase by 0.25% per annum for the first 90-day period during which a registration default continues and by an additional 0.25% per annum thereafter, subject to a maximum aggregate increase of 0.50% in the per annum interest rate of the August 2026 Issued Notes. The maximum potential undiscounted future payments under the arrangement are approximately $10.8 million per annum (excluding the first 90-day period) if a triggering condition remains unresolved. As of September 30, 2026, no registration default had occurred and no liability was recognized.

May 2024 Issued Notes

On May 8, 2024, the Issuer issued $2.0 billion of senior secured notes (the "May 2024 Issued Notes”). The May 2024 Issued Notes were issued in aggregate principal amounts of: $750.0 million 5.809% Senior Secured Notes due 2027 (the “May 2027 Notes”), $750.0 million 5.849% Senior Secured Notes due 2029 (the “May 2029 Notes”) and $500.0 million 6.000% Senior Secured Notes due 2034 (the “May 2034 Notes”). Interest on the May 2024 Issued notes is payable on May 8 and November 8 of each year.

The Company paid an underwriting fee of $6.8 million in connection with the May 2024 Issued Notes.

The May 2027 Notes were redeemed in full on August 14, 2026. Upon repayment of the Bridge Secured Credit Facility and the Senior Secured Term Loan in August 2026, the collateral securing the May 2029 Notes and the May 2034 Notes and the subsidiary guarantees under the May 2029 Notes and the May 2034 Notes were automatically released. As of August 17, 2026, the May 2029 Notes and the May 2034 Notes are senior unsecured notes, guaranteed by ICON plc.

The Parent Guarantee

All outstanding notes are guaranteed on a senior unsecured basis by ICON plc (the "Parent"). The Notes (collectively the "May 2024 Issued Notes" and the "August 2026 Issued Notes") are the senior unsecured obligation of the Issuer and the Parent and rank equally in right of payment with all existing and future senior debt of the Issuer or Parent, including their respective obligations under the Revolving Credit Facility. The Notes are senior in right of payment to any future subordinated debt of the Issuer or Parent and are effectively subordinated to all existing and future indebtedness of the Parent, the Issuer or the Parent’s Subsidiaries that is secured by liens to the extent of the value of the collateral securing such indebtedness; and structurally subordinated to all of the liabilities of the Parent’s Subsidiaries (other than the Issuer), including their respective obligations under the Revolving Credit Facility.

Senior Secured Credit Facilities

The Company's senior secured credit facilities consisted of a senior secured term loan facility of $5,515 million which was due to mature in July 2028 (the "Senior Secured Term Loan") and a senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $500.0 million (the Senior Secured Term Loan and the Revolving Credit Facility, collectively the "Senior Secured Credit Facilities"). On August 13, 2026 the Senior Secured Term Loan was repaid. As at September 30, 2026, $nil (year ended December 31, 2025: $nil) was drawn under the Revolving Credit Facility.

The interest rate margin applicable to any borrowings made under the Revolving Credit Facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.35% or 0.00%, based on the Company’s current corporate family rating assigned by S&P of BB (or lower) or BB+ (or higher), respectively, or (ii) Term SOFR (or, for non-US Dollar borrowers, the applicable reference rate) plus an applicable margin of 1.35%, 1.00%, 0.75%, 0.55%, or 0.40% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the Revolving Credit Facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

Prior to their repayment on August 13, 2026, borrowings under the Senior Secured Credit Facilities were guaranteed by the Parent and the subsidiary guarantors and secured by a lien on substantially all of ICON’s, the Borrowers’ (as defined in the Senior Secured Credit Facility) and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities had a first-priority lien on such assets, which ranked pari passu with the lien securing the May 2024 Issued Notes subject to other permitted liens.

Principal repayments on the Senior Secured Term Loan, comprising mandatory and voluntary repayments, during the nine months ended September 30, 2026 and year ended December 31, 2025 were as follows:

Principal repayments	(in thousands)
Quarter 1, 2025	$(7,440)
Quarter 2, 2025	(7,441)
Quarter 3, 2025	(7,440)
Quarter 4, 2025	(7,441)
Total repayments in 2025	$(29,762)
Quarter 1, 2026	(7,440)
Quarter 2, 2026	(7,441)
Quarter 3, 2026	(901,807)
Total repayments in 2026	$(916,688)

During the quarter ended September 30, 2026, the Company drew down $nil (year ended December 31, 2025: $50.0 million) of the Revolving Credit Facility and repaid $nil (year ended December 31, 2025: $50.0 million).

	Drawdown	Repayment	Closing Balance
(in thousands)
Balance at January 1, 2025			$—
Quarter 1, 2025	$50,000	$(50,000)	—
Quarter 2, 2025	—	—	—
Quarter 3, 2025	—	—	—
Quarter 4, 2025	—	—	—
Total drawdown / (repayments) in 2025	50,000	(50,000)
Quarter 1, 2026	—	—	—
Quarter 2, 2026	—	—	—
Quarter 3, 2026	—	—	—
Total drawdown / (repayments) in 2026	$—	$—

Bridge Secured Credit Facility

On April 27, 2026, ICON Global Treasury Unlimited Company (the “Bridge Facility Borrower”), a subsidiary of the Company, entered into a bridge facility credit agreement for an aggregate principal amount of $500 million (the "Bridge Secured Credit Facility").

The Borrowings under the Bridge Secured Credit Facility did not amortize and were due at final maturity. The interest rate margin applicable to borrowings under the Bridge Secured Credit Facility was USD Term SOFR plus a fixed calendared applicable margin ranging from 1.00% to 2.25%.

On July 15, 2026, the Company drew down on the Bridge Secured Credit Facility in full and used the proceeds of $500.0 million to repay in full the $500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Company in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility was repaid in full on August 17, 2026.

11. Income taxes
Income taxes recognized during the three and nine months ended September 30, 2026 and September 30, 2025, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Income tax expense	$32,446	$12,791	$74,868	$12,468
Total	$32,446	$12,791	$74,868	$12,468

The Income tax expense for the three months ended September 30, 2026 was $32.4 million, compared to $12.8 million for the three months ended September 30, 2025. The change in the charge primarily relates to the $25.6 million net decrease in tax benefit associated with the impact of the release of deferred tax on intangible assets in the three months ended September 30, 2026 compared with the three months ended September 30, 2025.

The Income tax expense for the nine months ended September 30, 2026 increased to $74.9 million compared to a $12.5 million expense for the nine months ended September 30, 2025. The change in the tax charge for the nine months ended September 30, 2026 was primarily due to the net build of provisions for uncertain tax positions in the period of $6.4 million (nine months ended September 30, 2025: $23.4 million net release), no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (nine months ended September 30, 2025: $29.8 million release), and reduced benefit associated with the release of deferred tax on intangible assets in the nine months ended September 30, 2026.

In the normal course of business, the Company provides for uncertain tax positions and the related interest and adjusts its unrecognized tax benefits and accrued interest accordingly. As at September 30, 2026, the Company maintains a $109.8 million liability (December 31, 2025: $103.3 million) for unrecognized tax benefits, which is comprised of $83.1 million (December 31, 2025: $81.0 million) and $26.7 million (December 31, 2025: $22.3 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The periods subject to audit by the major tax jurisdictions where the Company does business are the 2015 through 2025 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

12. Net income / (loss) per ordinary share

Basic net income / (loss) per ordinary share has been computed by dividing net income / (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income / (loss) per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income / (loss) for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income / (loss) used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income / (loss) per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Weighted average number of ordinary shares outstanding for basic net income / (loss) per ordinary share	76,932,640	77,373,534	76,785,939	79,057,239
Effect of dilutive share options and other awards outstanding under share-based compensation programs	471,421	—	559,818	460,847
Weighted average number of ordinary shares outstanding for diluted net income / (loss) per ordinary share	77,404,061	77,373,534	77,345,757	79,518,086

Due to the Net loss for the three months ended September 30, 2025, the effect of share options and other awards outstanding under share-based compensation programs is anti-dilutive.

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income / (loss) per Ordinary Share:
Basic	$1.59	$(3.67)	$3.90	$1.01
Diluted	$1.58	$(3.67)	$3.87	$1.01

13. Share-based awards

Share Options

The following table summarizes option activity for the nine months ended September 30, 2026:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2025	639,184	$179.12	3.90
Granted	65,202	$166.05
Exercised	(106,945)	$121.92
Expired	(31,560)	$116.06
Outstanding at September 30, 2026	565,881	$191.94	4.27
Exercisable at September 30, 2026	424,543	$191.13	3.47

The Company issues ordinary shares for all options exercised.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the nine months ended September 30, 2026 and September 30, 2025 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2026	September 30, 2025
Weighted average grant date fair value	$75.50	$64.42
Assumptions:
Expected volatility	49%	35%
Dividend yield	—%	—%
Risk-free interest rate	4.33%	4.00%
Expected life	4.4 years	4.4 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units ("RSU") and Performance Share Units ("PSU")

    The following table summarizes RSU and PSU activity for the nine months ended September 30, 2026:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2025	16,474	$185.18	1,476,169	$162.53
Awarded*	98,400	$162.85	652,246	$166.05
Shares vested	—	$—	(602,157)	$133.96
Cash settled	—	$—	(18,470)	$127.17
Forfeited	—	$—	(92,795)	$181.60
Outstanding at September 30, 2026	114,874	$166.05	1,414,993	$175.53
*We issue PSUs for which the number of shares awarded are based on pre-established targets. For PSUs awarded, the number of units reflects the estimated number of shares to be issued based on performance as of the current reporting period. Awarded units are presented net of performance adjustments.

The fair value of RSUs vested during the nine months ended September 30, 2026 totaled $80.7 million (September 30, 2025: $9.1 million). The fair value of RSUs granted during the nine months ended September 30, 2026 totaled $108.3 million (September 30, 2025: $151.9 million).

The fair value of PSUs vested during the nine months ended September 30, 2026 were $nil (September 30, 2025: $1.9 million). The PSUs vest based on service and specified performance targets over the periods of 2024 - 2026, 2025 - 2027 and 2026 - 2028. If the Company achieves the specified performance targets during those periods, up to an additional 91,434 PSUs may also be awarded and issued.

Share-based compensation expense

Share-based compensation expense (inclusive of employer related taxes) for the three and nine months ended September 30, 2026 and September 30, 2025 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Direct costs	$8,231	$21,479	$38,949	$36,150
Selling, general and administrative	9,775	24,712	25,475	37,768
Total	$18,006	$46,191	$64,424	$73,918

14. Share capital

During the three months ended September 30, 2026, 2,359,703 shares were redeemed by the Company under the share buyback program for a total consideration of $400.0 million. On September 30, 2026, the Company had remaining authorization to repurchase up to $350.0 million of ordinary shares under the share repurchase program.

Share redemption activity for the nine months ended September 30, 2026 is set out below:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
September 9/9/2026 - 9/29/2026	2,359,703	$169.51	2,359,703	$350.0
	2,359,703	$169.51	2,359,703

On October 20, 2026, the Board of Directors of the Company ("Board") approved an increase in the share buyback authorization, bringing the total amount available for repurchases under the program up to $750.0 million. As of October 27, 2026, the Company has remaining authorization to repurchase up to $750.0 million of ordinary shares under the share repurchase program.

During the year ended December 31, 2025, 4,504,330 ordinary shares were redeemed by the Company under this repurchase program for a total consideration of $750.0 million.

Share redemption activity for the year ended December 31, 2025 is set out below:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
March 3/12/2025 - 3/19/2025	1,360,537	$183.75	1,360,537	$750.0
June 6/13/2025 - 6/23/2025	1,717,181	$145.59	1,717,181	$500.0
August 8/15/2025 - 8/20/2025	560,100	$178.20	560,100	$900.2
September 9/10/2025 - 9/19/2025	866,512	$173.33	866,512	$750.0
	4,504,330	$166.51	4,504,330

Under the repurchase program, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase program were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

15. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. The Company has expanded through organic growth, together with a number of strategic acquisitions to enhance its capabilities and expertise in certain areas of the clinical development process.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. During the nine months ended September 30, 2026, the Company determined that the Chief Operating Decision Maker ("CODM") was comprised of the Chief Executive Officer and the Chief Financial Officer. As the Company is managed on a consolidated basis, the CODM evaluates performance and allocates resources based on consolidated net income. The CODM uses consolidated net income, as reported on the Condensed Consolidated Statements of Operations, to evaluate income generated from segment assets and for decisions related to the deployment of operating and capital resources. The measure of segment assets is reported on the Condensed Consolidated Balance Sheets as total consolidated assets.

The accounting policies of the reportable segment are the same as those described in ICON’s Form 20-F for the year ended December 31, 2025 (see Note 2 Summary of significant accounting policies). In the context of considerations around significant segment expenses, as the expense information that is regularly provided to the CODM is aligned with the respective consolidated expenses for direct costs and selling, general, and administrative expenses, as presented on the Condensed Consolidated Statements of Operations, such expense disclosures are not replicated here. Furthermore, as the Company consists of a single reportable segment, other quantitative disclosures, as required by ASC 280 Segment Reporting, are as presented on the Condensed Consolidated Statements of Operations.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of the Company's global contracting model and the ICON Group’s transfer pricing model.

ICON Clinical Research Limited and Accellacare Limited (collectively “ICON Ireland”) acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of an arm’s length return, in accordance with the 2022 OECD transfer pricing guidelines, for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to their respective functions performed, assets owned, and risks assumed in these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the arm’s length revenue attributable to these entities. The residual revenues of the ICON Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the ICON Group after deducting the arm’s length revenues attributable to the activities performed outside Ireland.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

The geographical distribution of the Company’s segment measures for the three and nine months ended September 30, 2026 and September 30, 2025 and as at September 30, 2026 and December 31, 2025 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Ireland	$895,686	$801,771	$2,535,435	$2,438,137
Rest of Europe	379,935	399,035	1,155,809	1,134,970
U.S.	497,421	649,040	1,686,696	1,894,859
Rest of World	251,715	234,569	744,302	670,857
Total	$2,024,757	$2,084,415	$6,122,242	$6,138,823

b) The distribution of income / (loss) from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(in thousands)
Ireland	$137,431	$164,983	$386,311	$527,967
Rest of Europe	29,156	51,040	95,855	95,861
U.S.	63,087	68,182	151,199	208,903
Rest of World	15,411	16,848	56,617	44,234
Sub-total	$245,085	$301,053	$689,982	$876,965
Amortization of intangible assets	(46,244)	(58,688)	(146,631)	(176,691)
Goodwill impairment	—	(364,248)	—	(364,248)
Impairment of non-financial assets	—	(101,027)	—	(101,027)
Loss on disposal of subsidiary undertaking	—	—	(32,947)	—
Total	$198,841	$(222,910)	$510,404	$234,999

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	September 30, 2026	December 31, 2025
	(in thousands)
Ireland	$248,263	$250,566
Rest of Europe	78,880	94,920
U.S.	96,925	122,896
Rest of World	54,261	56,290
Total	$478,329	$524,672

16. Commitments and contingencies

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc, et al.), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company’s current Chief Executive Officer in addition to the original defendants.

The lead plaintiffs filed a further amended complaint on June 26, 2026 (the “Second Amended Complaint”). The Second Amended Complaint adds two new named plaintiffs (Macomb County Retiree Health Care Fund and The Trustees of the Plumbers Local Union No. 690 Pension Fund), as well as the Company's current Chief Financial Officer and a former employee as additional defendants. The Second Amended Complaint asserts additional alleged misstatements regarding the company’s financial performance, as well as a “scheme liability” claim under Section 10(b). On September 1, 2026, ICON and certain named defendants filed a motion to dismiss the Second Amended Complaint. The motion is scheduled to be fully briefed by November 24, 2026.

Given the preliminary stage of the litigation, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

17. Disposal of subsidiary undertaking

Disposal of Symphony Health Solutions Corporation

On May 8, 2026, ICON completed the disposal of Symphony Health Solutions Corporation ("Symphony") pursuant to a merger agreement, by and among HealthVerity, Inc. ("HealthVerity"), Symphony, Pharmaceutical Research Associates, Inc. and HealthVerity Merger Sub, Inc. ("HV Merger Sub"), a wholly owned subsidiary of HealthVerity. Pursuant to the merger agreement, HV Merger Sub merged with and into Symphony, with Symphony surviving the merger as a wholly owned subsidiary of HealthVerity.

The consideration payable by HealthVerity in connection with the merger consisted of shares of stock in HealthVerity, subject to customary adjustments as set forth in the merger agreement. In connection with the merger, ICON also purchased additional shares of stock in HealthVerity for an aggregate purchase price of $37.5 million. As a result, ICON holds a minority equity interest in HealthVerity.

The Company's purchase of additional HealthVerity shares occurred in conjunction with the overall disposal transaction. The Company therefore concluded that the disposal of Symphony and the subscription for additional HealthVerity shares were economically linked. Accordingly, the Company accounted for the arrangements together in determining the gain or loss on disposal.

In determining the fair value of the consideration received, the Company considered, among other factors, the rights associated with the shares, HealthVerity's capital structure and other relevant valuation metrics. Based on the specific facts and circumstances of the transaction and the characteristics of the HealthVerity shares received, the Company determined that the fair value of the consideration received was nominal.

The Company recognized a pre-tax loss on disposal, including transaction costs, of $32.9 million in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2026 related to this disposal. The pre-tax loss on disposal was determined with reference to (i) the fair value of consideration received, (ii) the net carrying amount of Symphony immediately prior to disposal, (iii) the Company's $37.5 million payment made as part of the overall transaction, and (iv) the fair value of certain tax indemnifications. A capital tax loss was generated on disposal of this investment, and no net tax benefit was recorded as a result in the period. As at September 30, 2026 the carrying value of the Company's investment in HealthVerity was $nil.

18. Subsequent events

The Company has evaluated subsequent events from the Balance Sheet date through to the date at which the financial statements were available to be issued.

Share repurchase program

On October 20, 2026, the Board of Directors of the Company ("Board") approved an increase in the share buyback authorization, bringing the total amount available for repurchases under the program up to $750.0 million. As of October 27, 2026, the Company has remaining authorization to repurchase up to $750.0 million of ordinary shares under the share repurchase program.

All ordinary shares redeemed under the repurchase program are canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the repurchase program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

Extension of Option Plans

On October 20, 2026, the Board approved amendments to the ICON Employee Share Option Plan 2008 and the ICON Consultants Share Option Plan 2008 (together, the "2008 Option Plans"). The amendments extend the period during which awards may be granted under the 2008 Option Plans for an additional ten years. As a result of the amendments, no options may be granted under the 2008 Option Plans after 14 February 2037, rather than 14 February 2027. The amendments do not increase the number of ordinary shares reserved for issuance under the 2008 Option Plans and do not affect the terms of any outstanding awards.

The Company has determined that there are no further items to disclose.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2025. The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At September 30, 2026 we had approximately 40,250 employees in 98 locations in 55 countries. During the three months ended September 30, 2026 we derived 24.6%, 63.0% and 12.4% of our revenue in the United States, Europe and Rest of World respectively (during the three months ended September 30, 2025: 31.1%, 57.6% and 11.3% respectively).

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug being studied, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At September 30, 2026 we had unsatisfied performance obligations of approximately $16.4 billion (see Note 4 Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following tables set forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended September 30, 2026

	Three Months Ended September 30,
	2026	2025	2025 to 2026
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	(2.9)%
Costs and expenses:
Direct costs	75.7%	73.8%	(0.4)%
Selling, general and administrative	9.7%	9.5%	(0.1)%
Depreciation	2.4%	2.0%	19.4%
Amortization of intangible assets	2.3%	2.8%	(21.2)%
Transaction and integration related	—%	0.3%	(96.7)%
Restructuring	0.1%	—	NM
Goodwill impairment	—	17.5%	NM
Impairment of non-financial assets	—	4.8%	NM
Income from operations	9.8%	(10.7)%	NM
*NM – Not Meaningful

Nine Months Ended September 30, 2026

	Nine Months Ended September 30,
	2026	2025	2025 to 2026
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	(0.3)%
Costs and expenses:
Direct costs	76.4%	72.5%	5.2%
Selling, general and administrative	9.7%	9.8%	(1.4)%
Depreciation	2.1%	1.9%	11.1%
Amortization of intangible assets	2.4%	2.9%	(17.0)%
Transaction and integration related	0.1%	0.3%	(68.9)%
Restructuring	0.5%	1.3%	(60.5)%
Loss on disposal of subsidiary undertaking	0.5%	—	NM
Goodwill impairment	—	5.9%	NM
Impairment of non-financial assets	—	1.6%	NM
Income from operations	8.3%	3.8%	117.2%
*NM – Not Meaningful

Revenue

	Three Months Ended September 30,		Change
(in thousands)	2026	2025	$	%
Revenue	$2,024,757	$2,084,415	$(59,658)	(2.9)%

Revenue for the three months ended September 30, 2026 decreased by $59.7 million, or 2.9%, to $2,024.8 million, compared to $2,084.4 million for the three months ended September 30, 2025. Revenue decreased by 2.5% in constant currency terms. The decrease in revenue for the three months ended September 30, 2026 was partially a result of the disposal of Symphony and changes in business mix.

During the three months ended September 30, 2026, we derived 24.6%, 63.0% and 12.4% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $480.2 million in the three months ended September 30, 2026, compared to $501.3 million for the three months ended September 30, 2025 or 23.7% and 24.1% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $93.9 million for the three months ended September 30, 2026, to $895.7 million, compared to $801.8 million for the three months ended September 30, 2025. Revenue in Ireland during the three months ended September 30, 2026 increased by 11.7% compared to an overall decrease in ICON Group revenue of 2.9%. Revenue in Ireland is principally a function of our global contracting model (see Note 15 Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region for the three months ended September 30, 2026 decreased by $19.1 million or 4.8%, to $379.9 million, compared to $399.0 million for the three months ended September 30, 2025. Revenue in the U.S. region decreased by $151.6 million or 23.4%, to $497.4 million, compared to $649.0 million for the three months ended September 30, 2025. Revenue in the Rest of World ('Other') region increased by $17.1 million or 7.3%, to $251.7 million, compared to $234.6 million for the three months ended September 30, 2025.

	Nine months ended September 30,		Change
(in thousands)	2026	2025	$	%
Revenue	$6,122,242	$6,138,823	$(16,581)	(0.3)%

Revenue for the nine months ended September 30, 2026 decreased by $16.6 million, or 0.3%, to $6,122.2 million, compared to $6,138.8 million for the nine months ended September 30, 2025. Revenue decreased by 1.4% in constant currency terms. The decrease in revenue for the nine months ended September 30, 2026 was partially a result of the disposal of Symphony and changes in business mix.

During the nine months ended September 30, 2026, we derived 27.6%, 60.3% and 12.1% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $1,483.1 million in the nine months ended September 30, 2026, compared to $1,499.8 million for the nine months ended September 30, 2025 or 24.2% and 24.4% of total revenue respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $97.3 million for the nine months ended September 30, 2026, to $2,535.4 million, compared to $2,438.1 million for the nine months ended September 30, 2025. Revenue in Ireland during the nine months ended September 30, 2026 increased by 4.0% compared to an overall decrease in ICON Group revenue of 0.3%. Revenue in Ireland is principally a function of our global contracting model (see Note 15 Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region for the nine months ended September 30, 2026 increased by $20.8 million or 1.8%, to $1,155.8 million, compared to $1,135.0 million for the nine months ended September 30, 2025. Revenue in the U.S. region for the nine months ended September 30, 2026 decreased by $208.2 million or 11.0%, to $1,686.7 million, compared to $1,894.9 million for the nine months ended September 30, 2025. Revenue in the Rest of World ('Other') region for the nine months ended September 30, 2026 increased by $73.4 million or 10.9%, to $744.3 million, compared to $670.9 million for the nine months ended September 30, 2025.

Direct costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Direct costs	$1,532,925	$1,538,951	$(6,026)	$4,673,190	$4,443,967	$229,223
% of revenue	75.7%	73.8%	(0.4)%	76.4%	72.5%	5.2%

Direct costs for the three months ended September 30, 2026 decreased by $6.0 million, or 0.4%, to $1,532.9 million compared to $1,539.0 million for the three months ended September 30, 2025. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share-based compensation expense for project-related employees and other direct project driven costs. The decrease in costs for the three months ended September 30, 2026 is primarily due to decreases in data costs driven by the disposal of the Symphony business and decreases in personnel costs exceeding increases in reimbursable expenses. As a percentage of revenue, direct costs have increased to 75.7% of revenue during the three months ended September 30, 2026 compared to 73.8% for the three months ended September 30, 2025.

Direct costs for the nine months ended September 30, 2026 increased by $229.2 million, or 5.2%, to $4,673.2 million compared to $4,444.0 million for the nine months ended September 30, 2025. The increase in costs for the nine months ended September 30, 2026 is primarily due to increases in reimbursable expenses and personnel expenses for the period exceeding the reductions in data costs driven by the disposal of the Symphony business. As a percentage of revenue, direct costs have increased to 76.4% of revenue during the nine months ended September 30, 2026 compared to 72.5% for the nine months ended September 30, 2025.

Selling, general and administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Selling, general and administrative	$196,850	$197,049	$(199)	$591,766	$600,439	$(8,673)
% of revenue	9.7%	9.5%	(0.1)%	9.7%	9.8%	(1.4)%

Selling, general and administrative expenses for the three months ended September 30, 2026 were relatively consistent with selling, general and administrative expenses for the three months ended September 30, 2025, with a modest decrease of $0.2 million, or 0.1%. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share-based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and costs related to facilities and information systems. Further, costs incurred relating to the investigation initiated by the Audit Committee in October 2025 and concluded in April 2026 (the "Investigation"), including out of scope audit fees resulting from the impact of the Investigation, and legal fees in defense of the putative class action (as referred to in Note 16 Commitments and Contingencies) are classified within this category.

The decrease of $0.2 million for the three months ended September 30, 2026 primarily results from an increase of $8.2 million due to a restructuring related accelerated amortization charge on right-of-use assets, $9.6 million due to professional fees, and foreign exchange movements offset by decreases in various other costs including general and personnel costs.

Selling, general and administrative expenses for the nine months ended September 30, 2026 decreased by $8.7 million, or 1.4%, to $591.8 million, compared to $600.4 million for the nine months ended September 30, 2025. The decrease for the nine months ended September 30, 2026 primarily relates to decreases in general costs of $32.4 million, positive foreign exchange movements of $36.4 million and personnel costs, partially offset by an increase in professional fees of $59.2 million (primarily related to increased costs resulting from the impact of the Investigation) and an increase of $8.2 million due to a restructuring related accelerated amortization charge on right-of-use assets.

Depreciation and amortization of intangible assets

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Depreciation	$48,178	$40,342	$7,836	$128,889	$116,015	$12,874
% of revenue	2.4%	2.0%	19.4%	2.1%	1.9%	11.1%
Amortization of intangible assets	$46,244	$58,688	$(12,444)	$146,631	$176,691	$(30,060)
% of revenue	2.3%	2.8%	(21.2)%	2.4%	2.9%	(17.0)%

The depreciation expense for the three months ended September 30, 2026 increased by $7.8 million, or 19.4%, to $48.2 million compared to $40.3 million for the three months ended September 30, 2025. The depreciation charge reflects investments in facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 2.4% of revenues, for the three months ended September 30, 2026 compared to 2.0% for the three months ended September 30, 2025. The depreciation expense for the nine months ended September 30, 2026 increased by $12.9 million, or 11.1%, to $128.9 million compared to $116.0 million for the nine months ended September 30, 2025. As a percentage of revenue, the depreciation expense increased to 2.1% of revenues, for the nine months ended September 30, 2026 compared to 1.9% for the nine months ended September 30, 2025. The depreciation charge has increased primarily due to accelerated charges of $7.4 million as part of the restructuring related office consolidation program.

The amortization of intangible asset expense for the three months ended September 30, 2026 decreased by $12.4 million, or 21.2%, to $46.2 million compared to $58.7 million for the three months ended September 30, 2025. The amortization expense represents the amortization of intangible assets acquired in business combinations. As a percentage of revenue, the amortization expense was 2.3% for the three months ended September 30, 2026, compared to 2.8% for the three months ended September 30, 2025. Amortization expense for the nine months ended September 30, 2026 decreased by $30.1 million, or 17.0%, to $146.6 million compared to $176.7 million for the nine months ended September 30, 2025. The decrease in amortization for the three and nine months ended September 30, 2026 primarily reflects the impact of the impairment of the intangible assets related to the former Data Solutions reporting unit which occurred in the three months ended September 30, 2025 resulting in reduced amortization in subsequent periods.

Restructuring, transaction and integration related expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Transaction and integration related	$233	$7,020	$(6,787)	$5,949	$19,141	$(13,192)
% of revenue	—%	0.3%	(96.7)%	0.1%	0.3%	(68.9)%
Restructuring	$1,486	$—	$1,486	$32,466	$82,296	$(49,830)
% of revenue	0.1%	—	NM	0.5%	1.3%	(60.5)%
*NM – Not Meaningful

During the three and nine months ended September 30, 2026, the Company incurred $0.2 million and $5.9 million, respectively, for transaction and integration-related expenses. The charge includes costs associated with ongoing integration activities related to our recent acquisitions. Such costs include professional fees, legal costs and related integration costs.

During the nine months ended September 30, 2026 the Company has undertaken a restructuring program aimed at realigning its workforce reflecting a charge of $32.5 million (nine months ended September 30, 2025: $75.6 million). During the nine months ended September 30, 2025 an impairment charge of $6.7 million was also included related to an office consolidation program to optimize the Company's office footprint. Included within selling, general and administrative expenses as noted previously, is $8.2 million due to a restructuring related accelerated amortization charge on right-of-use assets; in addition, as included within depreciation and amortization of intangible assets, an accelerated depreciation charge of $7.4 million as part of the restructuring related office consolidation program.

Goodwill impairment and impairment of non-financial assets

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Goodwill impairment	—	$364,248	$(364,248)	—	$364,248	$(364,248)
% of revenue	—	17.5%	NM	—	5.9%	NM
Impairment of non-financial assets	—	$101,027	$(101,027)	—	$101,027	$(101,027)
% of revenue	—	4.8%	NM	—	1.6%	NM
*NM – Not Meaningful

No goodwill impairment or impairment of non-financial assets was recorded for the three or nine months ended September 30, 2026. For the three months ended September 30, 2025 the Company recorded a goodwill impairment charge of $364.2 million in the Condensed Consolidated Statements of Operations related to the former Data Solutions reporting unit. This represented the entire balance of goodwill attributed to the Data Solutions reporting unit. This charge represents 17.5% of revenue for the three months ended September 30, 2025 (5.9% for the nine months ended September 30, 2025). Impairment of non-financial assets of $101.0 million was recorded related to property, plant and equipment and intangible assets in the Data Solutions reporting unit. This charge represented 4.8% of revenue for the three months ended September 30, 2025. (1.6% for the nine months ended September 30, 2025). The Data Solutions reporting unit was comprised of Symphony Health Solutions Corporation ("Symphony"), which was disposed of on May 8, 2026.

Loss on disposal of subsidiary undertaking

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2026	2025	Change	2026	2025	Change
Loss on disposal of subsidiary undertaking	—	—	—	$32,947	—	$32,947
% of revenue	—	—	—	0.5%	—	NM
*NM – Not Meaningful

On May 8, 2026, ICON completed the disposal of Symphony and recognized a pre-tax loss on disposal, including transaction costs, of $32.9 million in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2026 related to this disposal.

Income / (loss) from operations

	Three Months Ended September 30,
(in thousands)	2026	2025	Change
Income / (loss) from operations	$198,841	$(222,910)	$421,751
% of revenue	9.8%	(10.7)%	NM
*NM – Not Meaningful

Income from operations for the three months ended September 30, 2026 moved by $421.8 million to $198.8 million compared to a loss from operations of $222.9 million for the three months ended September 30, 2025. As a percentage of revenue, income / loss from operations increased to 9.8% compared to (10.7)% of revenue for the three months ended September 30, 2025.

Excluding amortization of intangible assets, income from operations in Ireland for the three months ended September 30, 2026 decreased to $137.4 million compared to $165.0 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for three months ended September 30, 2025.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations for the three months ended September 30, 2026 decreased to $29.2 million compared to $51.0 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the Rest of Europe region decreased to 7.7% for the three months ended September 30, 2026 compared to 12.8% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025.

In the U.S. region, income from operations, excluding amortization of intangible assets, decreased to $63.1 million compared to $68.2 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the U.S. region increased to 12.7% for the three months ended September 30, 2026 compared to 10.5% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025.

In Rest of World, income from operations, excluding amortization of intangible assets for the three months ended September 30, 2026, decreased to $15.4 million compared to $16.8 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025. As percentage of revenue, excluding amortization of intangible assets, income from operations in the Rest of World decreased to 6.1% compared to 7.2% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the three months ended September 30, 2025.

	Nine Months Ended September 30,
(in thousands)	2026	2025	Change
Income from operations	$510,404	$234,999	$275,405
% of revenue	8.3%	3.8%	117.2%

Income from operations for the nine months ended September 30, 2026 increased by $275.4 million or 117.2% to $510.4 million compared to $235.0 million for the nine months ended September 30, 2025. As a percentage of revenue, income from operations increased to 8.3% compared to 3.8% of revenue for the nine months ended September 30, 2025.

Excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations for the nine months ended September 30, 2026 in Ireland decreased to $386.3 million compared to $528.0 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025.

In the Rest of Europe region, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations for the nine months ended September 30, 2026 remained consistent at $95.9 million for both nine month periods. The nine months ended September 30, 2025 excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets. As a percentage of revenues, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the Rest of Europe region for the nine months ended September 30, 2026 decreased to 8.3% compared to 8.4% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025.

In the U.S. region, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations for the nine months ended September 30, 2026 decreased to $151.2 million compared to $208.9 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025. As a percentage of revenues, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in the U.S. region decreased to 9.0% compared to 11.0% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025.

In Rest of World, income from operations, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, for the nine months ended September 30, 2026 increased to $56.6 million compared to $44.2 million (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025. As a percentage of revenue, excluding amortization of intangible assets and loss on disposal of subsidiary undertaking, income from operations in Rest of World increased to 7.6% compared to 6.6% (which excluded amortization of intangible assets, the non-cash goodwill impairment charge and impairment of non financial assets) for the nine months ended September 30, 2025.

Interest income and expense

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
(in thousands)	2026	2025	$	%	2026	2025	$	%
Interest income	$5,612	$1,761	$3,851	218.7%	$10,588	$5,617	$4,971	88.5%
Interest expense	$(66,175)	$(50,243)	$(15,932)	31.7%	$(162,959)	$(148,003)	$(14,956)	10.1%

Interest expense for the three months ended September 30, 2026 increased to $66.2 million, compared to $50.2 million for the three months ended September 30, 2025. The increase in the period primarily reflects a loss on extinguishment of $12.2 million incurred related to the repayment of debt facilities following the August 2026 debt issuance in addition to fees associated with the drawdown of the Bridge Secured Credit Facility.

Interest income for the three months ended September 30, 2026 increased to $5.6 million compared to $1.8 million for the three months ended September 30, 2025 reflecting increased cash balances on deposit during the period and increases in interest rates in the United States.

Interest expense for the nine months ended September 30, 2026 increased to $163.0 million, compared to $148.0 million for the nine months ended September 30, 2025. The increase in the period primarily reflects a loss on extinguishment of $12.2 million incurred related to the repayment of debt facilities following the August 2026 debt issuance in addition to fees associated with the drawdown of the Bridge Secured Credit Facility.

Interest income for the nine months ended September 30, 2026 was $10.6 million compared to $5.6 million for the nine months ended September 30, 2025 reflecting increased cash balances on deposit during the period and increases in interest rates in the United States.

Share of net gains from equity method investments

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
(in thousands)	2026	2025		2026	2025
Share of net gains from equity method investments	$16,298	—	$16,298	$16,298	—	$16,298

Share of net gains from equity method investments for the three and nine months ended September 30, 2026 were $16.3 million, reflecting the Company's pro rata share of net gains in certain investments in equities accounted for under the equity method.

Income tax expense

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
(in thousands)	2026	2025		2026	2025
Income tax expense	$32,446	$12,791	$19,655	$74,868	$12,468	$62,400
Effective income tax rate	23.5%	(4.7)%		20.9%	13.5%

Income tax expense increased to $32.4 million for the three months ended September 30, 2026 compared to $12.8 million for the three months ended September 30, 2025. The Company’s effective tax rate for the three months ended September 30, 2026 was 23.5% compared with (4.7)% for the three months ended September 30, 2025. This is primarily due to the $25.6 million net decrease in tax benefit associated with the impact of the release of deferred tax on intangible assets in the three months ended September 30, 2026 compared with the three months ended September 30, 2025 and the effect of the impairment of goodwill and non-financial assets on the loss before income tax expense in the three months ended September 30, 2025.

The Income tax expense increased to $74.9 million for the nine months ended September 30, 2026 compared to a $12.5 million expense for the nine months ended September 30, 2025. The Company's effective tax rate for the nine months ended September 30, 2026 was 20.9% compared with 13.5% for the nine months ended September 30, 2025. This is primarily due to the net build of provisions for uncertain tax positions in the period of $6.4 million (nine months ended September 30, 2025: $23.4 million net release), no release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings (nine months ended September 30, 2025: $29.8 million release), and the effect of the impairment of goodwill and non-financial assets on the income before income tax expense in the nine months ended September 30, 2025.

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments, disposals and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

The Company’s principal sources of cash are its existing cash and cash equivalents as well as cash generated from operations. In addition, the Company may from time to time supplement its liquidity through additional issuances of debt, the refinancing of existing indebtedness, borrowings under its revolving credit facility, or proceeds from the sale of assets or short-term investments, subject to prevailing market conditions.

Bridge Secured Credit Facility

On July 15, 2026, the Company drew down on its Bridge Secured Credit Facility in full and used the proceeds of $500.0 million to repay in full the $500.0 million aggregate principal amount of the 2.875% Senior Secured Notes (the “2026 Notes”) issued by a subsidiary of the Company in July 2021 that matured on July 15, 2026. The Bridge Secured Credit Facility was repaid in full on August 17, 2026.

August 2026 Issued Notes

On August 13, 2026, ICON Investments Six Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of ICON plc, sold and issued $2.15 billion of senior unsecured notes (collectively, the “August 2026 Issued Notes”), consisting of $500.0 million aggregate principal amount of 5.064% Notes due 2029, $1.0 billion aggregate principal amount of 5.421% Notes due 2031 and $650.0 million aggregate principal amount of 5.995% Notes due 2036. Interest on the August 2026 Issued Notes is payable on February 13 and August 13 of each year, commencing on February 13, 2027. The August 2026 Issued Notes are guaranteed on a senior unsecured basis by ICON plc.

The Company applied the net proceeds from the issuance to, (i) on August 13, 2026, repay all the outstanding Senior Secured Term Loan of $900.0 million, (ii) on August 14, 2026, redeem, in full, the outstanding May 2027 Notes of $750.0 million, and (iii) on August 17, 2026, repay all outstanding borrowings under the Bridge Secured Credit Facility of $500.0 million.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts. In the Company's opinion, working capital, together with the Company's available financing arrangements, is sufficient to meet the Company's present requirements.

Cash and cash equivalents and net borrowings

	Balance December 31, 2025	Net (drawn down)/repaid	Net cash flow	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2026
	(in thousands)
Cash and cash equivalents	$647,295	$—	$166,821	$—	$(5,132)	$808,984
Bank credit lines loan facilities and notes, net	(3,402,378)	16,688	24,520	(17,937)	—	(3,379,107)
Net cash and cash equivalents and borrowings	$(2,755,083)	$16,688	$191,341	$(17,937)	$(5,132)	$(2,570,123)

Net cash and cash equivalents and borrowings is a useful measure that assists understanding of the Company’s liquidity and capital resources, which is relevant to the Company’s strategy. The Company’s cash and cash equivalents at September 30, 2026 amounted to $809.0 million compared with $647.3 million at December 31, 2025.

Refer to Note 10 Bank credit lines, loan facilities and notes for details on the Company's outstanding debt. Refer to Note 9 Operating Leases for further details on the Company's contractual liabilities for lease arrangements.

Cash flows

Net cash from operating activities

Net cash provided by operating activities decreased by $8.6 million to $793.4 million for the nine months ended September 30, 2026 as compared to net cash provided by operating activities of $802.0 million for the nine months ended September 30, 2025. The decrease in net cash provided by operating activities of $8.6 million is primarily due to a change of mix in revenue, pricing pressures and underlying cost increases.

The change in working capital is primarily attributable to an increase in unbilled revenue related cash inflows of $221.6 million (as unbilled revenue balances decreased during the nine months ended September 30, 2026 compared to an increase during the nine months ended September 30, 2025), an increase in unearned revenue related cash inflows of $171.1 million (as unearned revenue balances increased to a greater extent during the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025) offset by a decrease in accounts receivable related cash flows of $91.5 million (as accounts receivable balances (excluding the impact of the disposal of Symphony) increased to a greater extent during the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025), and a decrease in other net assets related cash flows of $84.8 million.

Cash generated from working capital may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers, and movement in exchange rates also impact cash inflows.

Net cash used in investing activities

Net cash used in investing activities was $198.4 million for the nine months ended September 30, 2026 compared to net cash used in investing activities of $131.6 million for the nine months ended September 30, 2025. Net cash used in investing activities during the nine months ended September 30, 2026 was primarily related to cash outflows of $111.2 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure and $30.0 million of net cash outflows in relation to investments in equity and a cash outflow of $57.1 million related to the disposal of Symphony Health Solutions Corporation. Net cash used in investing activities during the nine months ended September 30, 2025 was primarily related to cash outflows of $114.9 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure and $14.2 million in relation to investments in equity.

Net cash used in financing activities

Net cash used in financing activities during the nine months ended September 30, 2026 amounted to $428.2 million compared to net cash used in financing activities of $765.5 million for the nine months ended September 30, 2025. During the nine months ended September 30, 2026, the Company refinanced a certain amount of its existing debt facilities (See the Condensed Consolidated Statements of Cash Flows and Note 10 Bank credit lines, loan facilities and notes for further details).

Further, the Company repurchased 2,359,703 ordinary shares for a total consideration of $400.0 million. These outflows were offset by $13.1 million received by the Company from the exercise of equity compensation.

During the nine months ended September 30, 2025, the Company made a net repayment of $22.3 million on external financing (See the Condensed Consolidated Statements of Cash Flows for further details). Further, the Company repurchased 4,504,330 ordinary shares for a total consideration of $750.0 million. These outflows were offset by $7.3 million received by the Company from the exercise of equity compensation.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $161.7 million for the nine months ended September 30, 2026 compared to a decrease of $69.9 million for the nine months ended September 30, 2025.

Legal proceedings

Other than as described below, we do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its former Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc, et al.), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763 (the "Putative Class Action"). Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. On September 12, 2025, the lead plaintiffs filed an amended complaint that names the Company’s current Chief Executive Officer in addition to the original defendants.

The lead plaintiffs filed a further amended complaint on June 26, 2026 (the “Second Amended Complaint”). The Second Amended Complaint adds two new named plaintiffs (Macomb County Retiree Health Care Fund and The Trustees of the Plumbers Local Union No. 690 Pension Fund), as well as the Company's current Chief Financial Officer and a former employee as additional defendants. The Second Amended Complaint asserts additional alleged misstatements regarding the company’s financial performance, as well as a “scheme liability” claim under Section 10(b). On September 1, 2026, ICON and certain named defendants filed a motion to dismiss the Second Amended Complaint. The motion is scheduled to be fully briefed by November 24, 2026.

Given the preliminary stage of the litigation, we are unable at this time to form a view as to whether an adverse outcome is either probable or remote or to estimate the amount or range of potential loss in the event of an adverse outcome.

Forward-Looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: contracted revenue; the repayment of indebtedness; share repurchases; ongoing litigation; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

99.1*	ICON plc Consultants Share Option Plan 2008 (as amended and restated effective as of 14 February 2017 and further updated 14 May 2026 and 20 October 2026).

99.2*	ICON plc Employee Share Option Plan 2008 As updated 16 December 2008 for Bonus Share Issue and further updated on 29 August 2012, 14 February 2017 and 20 October 2026.

101.1*	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
* Filed herewith

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date:	October 27, 2026	By:	/s/ Nigel Clerkin
		Name:	Nigel Clerkin
		Title:	Chief Financial Officer